3-31-02

107 02235

02030074

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated March 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2002

RESEARCH IN MOTION LIMITED

By: __________________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

March 28, 2002

FOR IMMEDIATE RELEASE

RIM AND SUN MICROSYSTEMS ENABLE END-TO-END WIRELESS ENTERPRISE SOLUTIONS

Leading Software Developers Extend Enterprise Applications to Mobile Environments

JavaOne^{SM} – San Francisco, CA – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) and Sun Microsystems, Inc. (Nasdaq: SUNW) are showcasing Java™-based wireless enterprise technologies this week at JavaOne in San Francisco. Following the introduction of the BlackBerry 5810™ (the first Java-powered wireless handheld available for 2.5G GSM/GPRS networks in North America), RIM and Sun are working together to provide the platform, products, services and tools necessary for leading enterprise software developers to extend their applications wirelessly.

"This is a compelling example of how Java technologies are helping create cutting edge solutions to provide services on the Web anywhere, anytime, using wireless devices," said Aisling MacRunnels, Director, Market Solutions, Java and XML, Sun Microsystems, Inc. "Sun is working closely with RIM to mobilize enterprise applications through the Java platform and drive the next wave of business productivity increases and the wireless value chain."

"Network carriers, device manufacturers and application developers are embracing Java as the enterprise platform of choice," said David Yach, Vice President, Software at Research In Motion. "With a standards-based J2ME™ platform and support from leading enterprise software companies such as Siebel Systems, Computer Associates, Cognos and PointBase, we are now opening BlackBerry™ beyond email to allow broader wireless integration within the enterprise."

RIM and Sun address all aspects of wireless solutions deployment from back-end systems and end-user devices to support and consulting services required by customers. Following a true end-to-end wireless strategy, RIM and Sun enable the entire development chain including: back-end technologies that drive the delivery of portal and content services; core and access network software that provides an open, carrier-grade foundation for building network infrastructure applications; mobile devices that leverage Java technology to access and run rich enterprise applications and services; and developer tools that provide an ideal environment and comprehensive resources for building wireless Java applications. The solution is then completed with integration services through Sun Professional Services that significantly ease the development and deployment of Java-based solutions through plan, design and implementation consultation; and support services that pull together all elements of the wireless strategy and also provide training, and education to customers.

RIM and Sun provide a powerful platform to enable leading software developers to extend enterprise applications wirelessly. Java technology provides an industry standard programming platform that significantly eases the development and deployment of wireless applications and RIM has implemented Java 2 Micro Edition (J2ME) as the core operating system for BlackBerry 5800 series handhelds allowing ISVs to tightly integrate their applications with BlackBerry.

Siebel Systems has certified Siebel 7, the latest version of Siebel eBusiness Applications, with BlackBerry. Companies that deploy Siebel eBusiness Applications for sales force automation or field service automation on BlackBerry can increase productivity, improve customer relationships and responsiveness and can enhance decision-making capabilities through wireless access to current corporate information.

"Siebel Systems is committed to developing mobile solutions that take full advantage of open standards platforms," said David Schmaier, Executive Vice President, Siebel Systems. "By extending the entire family of Siebel eBusiness Applications to Java-based BlackBerry handhelds, our customers can access their existing Siebel eBusiness Applications in a wireless environment and maximize the return on their investment."

Computer Associates is committed to supporting J2EE™ and J2ME in its industry-leading portfolios of infrastructure and information management solutions, including Unicenter for enterprise management, eTrust for security, BrightStor for storage, AllFusion for application life cycle management, Advantage for database management and application development, and CleverPath for portal and business intelligence.

"Our strong partnerships with RIM and Sun provide our mutual customers with powerful, standards-based resources for the development, deployment and management of multi-tier, enterprise-class eBusiness applications based on BlackBerry and Java technologies," said Jeff Gartner, CA's Vice President of Marketing for Emerging eBusiness Solutions. "We will continue to leverage each other's expertise to help customers take advantage of the significant opportunities in the mobile marketplace and to ensure that their wireless applications can be effectively managed by CA's eBusiness management solutions and those from our solution partners."

Cognos is developing mobile business intelligence solutions for BlackBerry and has included BlackBerry support for its NoticeCast application. NoiceCast provides BlackBerry users with the ability to determine business patterns and develop wireless agent alerts to better inform mobile professionals within an organization.

"RIM continues to extend the enterprise business value of BlackBerry Wireless Handhelds. Today, BlackBerry users can benefit from the powerful interplay of Cognos' robust, industry-leading business analytics and Cognos NoticeCast's unique narrowcast, push business intelligence functionality. By embracing Java-based wireless technologies, BlackBerry users will have access to even richer business information, delivered in mission-critical time frames with Cognos NoticeCast," said Patrick O'Leary, Vice President of Strategic Alliances at Cognos.

PointBase's pure Java RDBMS extends corporate data beyond the firewall out to BlackBerry Wireless Handhelds. By enabling Java developers to integrate a SQL database and bi-directional data synchronization into enterprise applications, mobile users can work with important corporate information and easily synchronize that information.

"The combined technologies of RIM and PointBase empower the mobile worker with valuable corporate information and applications on their BlackBerry handheld," said Cameron McEachern, Executive Vice President of Sales and Marketing for PointBase. "By delivering a persistent data store on BlackBerry handhelds, PointBase increases productivity and efficiency and shortens workflow processes for mobile users."

About Sun Microsystems

Since its inception in 1982, a singular vision – "The Network Is The Computer™" -- has propelled Sun Microsystems, Inc. (Nasdaq: SUNW), to its position as a leading provider of industrial-strength hardware, software and services that power the Internet and allow companies worldwide to dot-com their businesses. With $19.2 billion in annual revenues, Sun can be found in more than 170 countries and on the World Wide Web at http://sun.com.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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Media Contact:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Mario Domingo
Sun Microsystems
408.276.6046
Marie.Domingo@sun.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net